2360 Owen Street
Santa Clara, CA 95054
408.980.8388
Fax 408.980.8377

January 25, 2010

Mr. Daniel Morris
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:                             GSI Technology, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 10, 2009
File No. 001-33387

Dear Mr. Morris:

This letter will respond to your letter dated January 19, 2010 conveying a comment from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended March 31, 2009 and our definitive proxy statement that was filed on July 27, 2009 and incorporated in our annual report by reference.  For convenience, the Staff’s comment is set forth below, followed by our response.

Item 11.  Executive Compensation, page 11

Total Cash Compensation, page 14

1.                                       We refer to the footnote disclosure on page 14 of the proxy statement that you have incorporated by reference.  In future filings, please provide additional disclosure regarding any discretionary bonuses paid to your named executive officers.

Response:

In future filings, we will provide additional footnote disclosure regarding any discretionary bonuses that may be awarded to our named executive officers, or cross-references to the location in the text where such disclosure appears.

In connection with our response to the Staff’s comments, we also acknowledge that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact the undersigned.

Very truly yours,

/s/ Douglas Schirle

Douglas Schirle
Chief Financial Officer

cc:                                 Lee-Lean Shu, Chief Executive Officer, GSI Technology, Inc.

Arthur O. Whipple, Chair, Audit Committee, GSI Technology, Inc.

Deepak Bhandarkar, PricewaterhouseCoopers LLP

Dennis C. Sullivan, DLA Piper LLP (US)